

02047181

# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

## REPORT OF FOREIGN ISSUER
### Pursuant to Rule 13a-16 or 15d-16 of the Securities Act of 1934

For Second Quarter 2002

## Bank Santiago
(Translation of Registrant's name into English)

## Chile
(Jurisdiction of incorporation or organization)

## Bandera 201
## Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_                                    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes _____                                    No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)



**www.bancosantiago.cl**

For Release:   IMMEDIATELY
Contact:       Desirée Soulodre                    Neil McGuinness
               (562) 647-4747                      (562) 647-6482
               dsoulod@bancosantiago.cl            nmcguin@bancosantiago.cl

# BANCO SANTIAGO ANNOUNCES SECOND QUARTER 2002 FINANCIAL RESULTS

> ➢ Banco Santiago recorded net income for the second quarter of 2002 of Ch$35,570 million (US$51 million), a 12.1% increase over the first quarter of 2002 and a 4.2% increase over the second quarter of 2001.

> ➢ The second quarter 2002 net income resulted in earnings per ADS of US$0.54, a return on average total assets (ROAA) of 2.08% (annualized), and a return on average shareholders' equity (ROAE) of 28.49% (annualized).

> ➢ The Bank's efficiency ratio was 45.4% during the second quarter of 2002 an improvement from the 47.26% for the previous quarter.

> ➢ Past due loans as a percentage of total loans decreased from 1.34% to 1.33% between the first and second quarters of 2002.

> ➢ The Bank's loan market share is still at a high level, finishing the second quarter of 2002 at 16.1%.

> ➢ The Chilean Central Bank cut its short-term reference interest rate for monetary policy by 75 basis points during the second quarter of 2002 from 4.75% to 4.00%. In mid-July the Central Bank reduced the reference rate another 75 basis points to 3.25%.

Santiago, Chile — July 24, 2002 — Banco Santiago (NYSE: SAN) today announced its unaudited results for the second quarter of 2002. These results are reported on a consolidated basis and in accordance with Chilean GAAP. All figures presented are in constant Chilean pesos of June 30, 2002 and thousands of US dollars at the June 30, 2002 exchange rate of Ch$697.62 per US$1.

Banco Santiago (the "Bank") reported net income for the second quarter of 2002 of Ch$35,570 million, as compared to net income of Ch$31,730 million for the previous quarter and Ch$34,147 million for the second quarter of 2001. This net income resulted in earnings per ADS of US$0.54 (Ch$0.36 per underlying share), a return on average total assets (ROAA) of 2.1% (annualized), and a return on average shareholders' equity (ROAE) of 28.5% (annualized) for the quarter.

The Bank's net income increased by 12.1% in the second quarter of 2002 as compared to the first quarter of 2002. This improvement is explained by an increase in net interest revenue (17.7%). The Bank's net interest margin in the second quarter of 2002 reached a high level of 5.04%, compared to the first quarter of 2002, when it was 4.17%, and to the second quarter of 2001 (4.79%).

<p align="center">Selected Financial Information</p>

| | 2Q 2002 | 1Q 2002 | 2Q 2001 | % Change 2Q02-1Q02 | % Change 2Q02-2Q01 |
|---|---|---|---|---|---|
| | (Millions of constant Chilean pesos of June 30, 2002 purchasing power, except percentages) | | | | |
| **Components of Net Income** | | | | | |
| Net Interest Revenue | 75.622 | 64.223 | 66.284 | 17,7% | 14,1% |
| Provisions for Loan Losses | (8.947) | (12.954) | (12.629) | (30,9%) | (29,2%) |
| Income from Fees & Services | 11.424 | 11.678 | 12.459 | (2,2%) | (8,3%) |
| Other Income | 5.720 | 8.278 | 9.470 | (30,9%) | (39,6%) |
| Operating Expenses | (39.341) | (39.166) | (37.906) | 0,4% | 3,8% |
| Loss from Price-Level Restatement | (2.518) | 1.532 | (3.517) | NMF | (28,4%) |
| Income Before Taxes | 41.960 | 33.591 | 34.161 | 24,9% | 22,8% |
| **Net Income** | 35.570 | 31.730 | 34.147 | 12,1% | 4,2% |
| | | | | | |
| Net Interest Margin | 5,04% | 4,17% | 4,79% | | |
| Efficiency Ratio | 45,40% | 47,26% | 45,63% | | |
| Return on Average Total Assets* | 2,08% | 1,82% | 2,13% | | |
| Return on Average Shareholders' Equity* | 28,49% | 22,73% | 28,62% | | |
| | | | | | |
| Branches | 169 | 169 | 169 | | |
| Employees | 4.374 | 4.489 | 4.710 | | |
| Automatic Teller Machines | 579 | 596 | 616 | | |

* Annualized
NMF: Not meaningful

The Bank's loan portfolio increased by 0.9% during the second quarter of 2002 compared to the previous quarter and by 3.9% compared to the second quarter of 2001. Increases in foreign trade loans, mortgage loans and leasing contracts were the main drivers of loan growth.

The Bank's risk index as of June 30, 2002 was 1.35%, the same as of the end of last March, and similar to the index in the second quarter of 2001, when it stood at 1.32%. Between the first quarter and the second quarter of 2002, past due loans as a percentage of total loans decreased slightly from 1.34% to 1.33%. During the same period, the coverage ratio decreased from 140.3% to 137.2%.

**MERGER UPDATE**

On July 18, 2002 in an extraordinary shareholders' meeting the merger by absorption of Banco Santander-Chile into Banco Santiago was approved. As a consequence, Banco Santiago will, as

the surviving entity, acquire the assets and assume the liabilities of Banco Santander-Chile and will incorporate the equity and shareholders of Banco Santander-Chile into Banco Santiago. As a result Banco Santiago will issue 89,511,910,227 shares to be exchanged for the outstanding shares of Banco Santander Chile. The new bank will be called Banco Santander-Chile. In particular, the most relevant matters approved by shareholders were:

Approval of the conditions established by the Chilean Superintendency of Banks and Financial Institutions in its Resolution No. 47, issued on May 16, 2002, regarding the merger of Banco Santiago and Banco Santander-Chile which included establishing a minimum BIS ratio of 12% compared to the minimum legal ratio of 8%.

Approval of the terms of exchange for the merger, reflecting that Banco Santiago will constitute 52.5% and Banco Santander-Chile will constitute 47.5% of the merged entity. Each common share of Banco Santander-Chile will be exchanged for 3.55366329 Banco Santiago shares.

Approval of the effectiveness of the merger for accounting purposes as of January 1, 2002, after all legal requirements have been fulfilled. This signifies that the shareholders of Banco Santander Chile will have the right to receive a dividend over the profits of the merged bank for the full year 2002.

Approval of the amendments to the Bank's By-laws.

In a similar meeting held the same day by Banco Santander the shareholders' of this bank also approved the transaction.

### Structure

The Chairman of the new Bank will be Mr. Mauricio Larraín former First Vice-Chairman of Banco Santander and the CEO of the new Bank will be Mr. Fernando Cañas current CEO of Banco Santiago. The Board will have a total of 11 members of which 7 are independent directors. The first two tiers of management have also been defined with a balanced combination of people coming from both banks.

### Synergies

The effective date of the merger will be August 1, 2002. The merger of systems and operations in general is estimated to take between 6-8 months to assure that the merger process will be completed in the smoothest manner in order not to disrupt client service and to create shareholder value. A voluntary retirement program has been offered to employees and it is expected that around 700 persons will accept it.

### Asset Sale

Management is also analyzing the possibility of realizing an asset sale in order to increase the value and growth opportunity of the new Bank. This asset sale will be up to 8 percentage points of market share. Depending on the size of the transaction and as a way of assuring it adds value and is performed in a transparent way, the Board has considered: a) hiring two international investment banks to evaluate the convenience of the sale process, with the aim of identifying if it creates value for all , and b) asking shareholders to approve the process in an extraordinary shareholders' meeting.


## THE BANK AND ITS SUBSIDIARIES

During the second quarter of 2002, the Bank, excluding its subsidiaries, accounted for Ch$31,710 million of the consolidated net income of Ch$35,570 million. This represents an increase of Ch$3,739 million as compared to the first quarter of 2002 and an increase of 2.4% when compared to the second quarter of last year. Overall, the Bank's contribution in the second quarter of 2002 accounted for 89.1% of total net income, while it represented 88.2% during the previous quarter and

90.7% during the second quarter of 2001. Total net income for the Bank's subsidiaries in the second quarter of 2002 was Ch$3,860 million, an increase of Ch$101 million over the first quarter of 2002.

Net income for the Bank's largest subsidiary, Santiago Leasing, rose by 8.4% in the second quarter of 2002, as compared to the previous quarter, while it grew by 32.2% when compared to the second quarter of 2001. In the quarter-over-quarter analysis, this increase is mainly explained by a 112.8% and 14.1% increases in fee income and net interest revenue, respectively.

The Bank's stock brokerage subsidiary, Santiago Corredora de Bolsa, reported net income of Ch$422 million for the second quarter of 2002, 0.2% and 12.6% lower than in the first quarter of 2002 and the second quarter of 2001, respectively. Despite the interest rates cuts during the second quarter of 2002, the stock market had a very volatile performance, negatively impacting the subsidiary's portfolio, which includes fixed income securities and stocks.

**Net Income**

| | 2Q 2002 | 1Q 2002 | 2Q 2001 | % Change 2Q02-1Q02 | % Change 1Q02-1Q01 |
|---|---|---|---|---|---|
| | (Millions of constant Chilean pesos of June 30, 2002 purchasing power, except percentages) | | | | |
| **Net Income** | | | | | |
| Bank (excluding subsidiaries) | 31.710 | 27.971 | 30.975 | 13,4% | 2,4% |
| Leasing | 1.739 | 1.604 | 1.315 | 8,4% | 32,2% |
| Factoring | 340 | 369 | 242 | (7,9%) | 40,5% |
| Financial Advisory Services | (43) | (20) | 25 | 115,0% | NMF |
| Stock Brokerage | 422 | 423 | 483 | (0,2%) | (12,6%) |
| Insurance Brokerage | 335 | 423 | 224 | (20,8%) | 49,6% |
| Collections Agency | 169 | 129 | 130 | 31,0% | 30,0% |
| Mutual Fund Management | 898 | 831 | 752 | 8,1% | 19,4% |
| Consolidated Net Income | 35.570 | 31.730 | 34.146 | 12,1% | 4,2% |

NMF: Not meaningful

The results presented above are not adjusted for the effects of operations between subsidiaries.

· During the second quarter of 2002, Santiago Administradora de Fondos Mutuos, the Bank's mutual fund subsidiary, experienced a 8.1% increase in net income compared to the first quarter of 2002 and a 19.4% improvement compared to the same quarter of last year.

Santiago Corredora de Seguros, the insurance brokerage subsidiary, returned Ch$335 million in net income for the second quarter of 2002, showing a 20.8% decreased when compared to the previous quarter, and a 49.6% growth compared to the same quarter of last year.

The factoring subsidiary, experienced a 7.9% drop in net income when compared to the first quarter of 2002, however it showed a 40.5% rise in net income compared to the second quarter of 2001.

**NET INTEREST REVENUE**

Net interest revenue in the second quarter of 2002 was Ch$75,622 million, or 17.7% higher than in the first quarter of 2002, resulting from a 40.6% increase in interest revenue and a 71.1% increase in interest expense. In the case of interest revenue, the increase was due to a 43.6% hike of nominal interest rates, slightly offset by a 2.7% drop in average interest earning assets. The increase in interest expense is explained by a 75.0% growth in nominal interest rates, despite the 134% decrease in interest bearing liabilities.

Between the first and second quarter of 2002, the average spread increased significantly, from 3.40% to 3.79%. For the second quarter of 2002, the average rates earned and paid were 10.55% and 6.76%, respectively, as compared to 7.30% and 3.9%, respectively, for the first quarter of 2002. Both the average rates earned and paid increased significantly between the first and second quarters of 2002 as a result of higher inflation. Inflation for accounting purposes was 1.0% during the second quarter of 2002, compared to negative 0.4% during the previous quarter. Inflation adjustment always has a strong impact on nominal interest rates, especially on foreign currency denominated assets, where the average spread increased by 62bps, from 1.69% to 2.39%, at the end of the second quarter.

**Net Interest Margin Analysis**

|  | 2Q 2002 | 1Q 2002 | 2Q 2001 | % Change 2Q02-1Q02 | % Change 2Q02-2Q01 |
|---|---|---|---|---|---|
|  | (Millions of constant Chilean pesos of June 30, 2002 purchasing power, except percentages) | | | | |
| Interest Revenue | 158,173 | 112,462 | 166,368 | 40.6% | (4.9%) |
| Interest Expense | (92,551) | (48,239) | (100,084) | 71.1% | (17.5%) |
| Net Interest Revenue | 75,622 | 64,223 | 66,284 | 17.7% | 14.1% |
| Average Interest Earning Assets | 5,996,387 | 6,162,708 | 5,531,024 | (2.7%) | 8.4% |
| **Net Interest Margin*** | 5.04% | 4.17% | 4.79% | | |

* Net Interest Revenue * 4 / Average Interest Earning Assets

When comparing with the second quarter of 2001, the average spread increased from 3.13% to 3.79%, despite both the average rate earned and paid showing decreases of (148bps) and (211bps), respectively.

In addition, the composition of average total assets and liabilities changed slightly. On one side, average interest earning assets as a percentage of average total assets decreased between the first and second quarter of 2002 from 88.2% to 87.6%, while average interest bearing liabilities as a percentage of average total liabilities increased slightly from 70.9% to 71.4% over the same period. As a result, the percentage of average interest earning assets funded by non-interest bearing liabilities dropped from 19.7% to 18.5%.

As a result of the 1.0% inflation (for accounting purposes) during the second quarter of 2002, the yield on non-interest bearing liabilities, measured by the nominal interest rate paid on liabilities, strongly increased from



2.76% at the end of the first quarter of 2002 to 4.83% at the end of the second quarter, offsetting in part the negative effect of higher inflation. Net interest margin was 5.04% in the second quarter of

5

Non-interest bearing demand deposits, experienced a 13.3% increase in the second quarter of 2002 over the first quarter, due to a 25.7% increase in banker's drafts and other deposits while checking accounts increased by 4.1%. When compared to the second quarter of 2001, non-interest bearing demand deposits decreased by 5.5%, resulting from a 5.9% growth in checking accounts and a 15.5% reduction in Bankers drafts and other deposits.

Interest bearing liabilities in the second quarter of 2002 were influenced by increases in Central Bank borrowings 82.2% and a 66.8% increase in foreign borrowings.

When comparing the second quarter of 2002 with the second quarter of 2001, the 5.0% increase in interest bearing liabilities is mainly explained by a 7.4% increase in saving accounts and time deposits and a 4.8% rise in mortgage bonds.

**Funding**

| | 2Q 2002 | 1Q 2002 | 2Q 2001 | % Change 2Q02-1Q02 | % Change 2Q02-2Q01 |
|---|---|---|---|---|---|
| | (Millions of constant Chilean pesos of June 30, 2002 purchasing power, except percentages) | | | | |
| **Interest Bearing Liabilities** | | | | | |
| Savings Accounts & Time Deposits | 2,762,764 | 2,801,233 | 2,572,661 | (1.4%) | 7.4% |
| Central Bank Borrowings | 60,097 | 32,979 | 54,270 | 82.2% | 10.7% |
| Repurchase Agreements | 191,435 | 213,091 | 198,932 | (10.2%) | (3.8%) |
| Mortgage Finance Bonds | 1,113,547 | 1,093,460 | 1,062,688 | 1.8% | 4.8% |
| Senior Bonds | 218,615 | 224,586 | 236,508 | (2.7%) | (7.6%) |
| Subordinated Bonds | 274,854 | 262,694 | 261,655 | 4.6% | 5.0% |
| Borrowings From Domestic Banks | 71,113 | 180,911 | 208,557 | (60.7%) | (65.9%) |
| Foreign Borrowings | 253,912 | 152,271 | 112,373 | 66.8% | 126.0% |
| Other Obligations | 37,099 | 39,670 | 39,091 | (4.1%) | (5.1%) |
| **Total Interest Bearing Liabilities** | 4,983,436 | 4,999,895 | 4,746,735 | (0.3%) | 5.0% |
| **Non-Interest Bearing Liabilities** | | | | | |
| Demand Deposits | 970,807 | 856,480 | 1,026,945 | 13.3% | (5.5%) |
| Other Liabilities | 523,781 | 602,475 | 868,029 | (13.1%) | (39.7%) |
| **Total Non-interest Bearing Liab.** | 1,494,588 | 1,458,955 | 1,894,974 | 2.4% | (21.1%) |

Average interest bearing liabilities decreased by 1.3% in real terms between the first and second quarters of 2002 and by 8.6% when compared to the second quarter of 2001. Average non-interest bearing liabilities experienced a 3.8% decrease over the first quarter of 2002, and increased by 2.1% over the second quarter of 2001.

## LOAN LOSS PROVISIONS AND RESERVES

During the second quarter of 2002, the Bank established loan loss provisions of Ch$8,947 million, 30.9% lower than during the previous quarter and 29.2% lower than the second quarter of 2001.

The ratio of write-offs to average loans was 0.81% annualized for the second quarter of 2002, lower than the 0.91% and 0.84% reported at the end of both the prior quarter and the second quarter of 2001. Commercial loans experienced a 29.1% reduction in write-offs, partially offset by increases in the consumer segments, factoring and leasing areas. The Bank's risk index remained stable at 1.35% at the end of the second quarter of 2002.

Past due loans as a percentage of total loans remained relatively stable when comparing the second quarter of 2002 with the first quarter of 2002, decreasing from 1.34% to 1.33%. When compared to the second quarter of 2001, past due loans as a percentage of total loans were at the same level. Non-performing loans as a percentage of total loans increased from 1.82% to 2.21% between the first and second quarters of 2002, but decreased from 2.26% between the second quarter of 2001 and the second quarter of this year.

Loan loss reserves as of June 30, 2002 totaled Ch$94,443 million, a 2.3% decrease as compared to March 31, 2002 and a 3.5% increase when compared to the second quarter of 2001. The Bank's coverage ratio showed a slight reduction to 137.2% in the second quarter of 2002, from 137.8% one year ago. This index remains at a healthy level when compared to the banking industry in general.

**Asset Quality Analysis**

| | 2Q 2002 | 1Q 2002 | 2Q 2001 | % Change 2002-1Q02 | % Change 2Q02-2Q01 |
|---|---|---|---|---|---|
| | (Millions of constant Chilean pesos of June 30, 2002 purchasing power, except percentages) | | | | |
| Provisions Established | (8,947) | (12,954) | (12,629) | (30.9%) | (29.2%) |
| Write-offs | (10,133) | (11,587) | (10,183) | (12.5%) | (0.5%) |
| Past Due Loans2 | 68,821 | 67,334 | 66,226 | 2.2% | 3.9% |
| Non-performing Loans1 | 113,983 | 93,432 | 112,701 | 22.0% | 1.1% |
| Loan Loss Reserves | 94,443 | 96,632 | 91,289 | (2.3%) | 3.5% |
| Total Loans | 5,167,497 | 5,126,509 | 4,975,955 | 0.8% | 3.8% |
| Average Loans | 5,002,147 | 5,121,302 | 4,847,834 | (2.3%) | 3.2% |
| | | | | | |
| Write-offs / Average Loans3 | 0.81% | 0.91% | 0.84% | | |
| Loan Loss Reserves / Total Loans | 1.83% | 1.88% | 1.83% | | |
| Non-performing Loans1 / Total Loans | 2.21% | 1.82% | 2.26% | | |
| Past Due Loans2 / Total Loans | 1.33% | 1.34% | 1.33% | | |
| Loan Loss Reserves / Past Due Loans2 | 137.23% | 143.51% | 137.84% | | |
| Official Risk Index 4 | 1.35% | 1.35% | 1.32% | | |

1) Non-performing loans include all loans that are one or more days overdue.

2) Past due loans include all loans that are 90 or more days overdue.

3) Annualized.

4) Unconsolidated.

## INCOME FROM FEES & SERVICES

In the second quarter of 2002, income from fees and services decreased by 2.2% over the prior quarter. Total income from fees and services rose by 1.5%, mainly due to increases in letters of credit and guarantees (61.0%), foreign trade fees (21.8%) and checking account fees (4.0%). On the subsidiaries' side, income from leasing grew by 88.8%, while insurance and stock brokerage grew by 38.4% and 58.5%, respectively, over the first quarter of 2002.

**Income from Fees & Services**

| | 2Q 2002 | 1Q 2002 | 2Q 2001 | % Change 2002-1Q02 | % Change 2Q02-2Q01 |
|---|---|---|---|---|---|
| | (Millions of constant Chilean pesos of June 30, 2002 purchasing power, except percentages) | | | | |
| **Income from Fees & Services** | | | | | |
| Banking Services | 5,778 | 8,673 | 7,773 | (33.4%) | (25.7%) |
| Subsidiaries Services | 5,447 | 4,117 | 3,956 | 32.3% | 37.7% |
| Other | 199 | (1,112) | 732 | NMF | (72.8%) |
| **Net Fee & Service Income** | 11,424 | 11,678 | 12,461 | (2.2%) | (8.3%) |

Total services expenses for the second quarter of 2002 compared to the first quarter increased by 8.9%. Contributing to this expansion increases of 63.4% in credit card expenses and 9.6% in ATM expenses.

8

Regarding the ratio fees over operating expenses *(recurrencia)*, the Bank has improved significantly since the end of 2001, moving from 27.8% as of the end of last year up to 34.0% at the close of the second quarter 2002. For this year the goal is to maintain a level of 32%, which as already been accomplished as of last June.



It is important to mention that as of the third quarter of last year, the Bank reclassified fees related to sales force expense, which in the past were accounted as part of the personnel expenses. For analysis purposes, the adjustment was not done for the second quarter figures of 2001.

When comparing with the second quarter of last year, net income from fees and services for the second quarter of 2002 decreased by 8.3%, resulting from a 9.9% increase in total income from fees and services, while total services' expenses grew by 69.7%.

## OTHER INCOME

Other operating income declined by 30.9% over the first quarter of 2002 and by 39.6% over the second quarter of 2001, mainly due to strong decreases in income from foreign exchange transactions.



Other Income

|  | 2Q 2002 | 1Q 2002 | 2Q 2001 | % Change 2Q02-1Q02 | % Change 2Q02-2Q01 |
|---|---|---|---|---|---|
|  | (Millions of constant Chilean pesos of June 30, 2002 purchasing power, except percentages) | | | | |
| **Other Income** | | | | | |
| Other Operating Income | | | | | |
| Trading & Brokerage Activities, Net | 8,117 | 8,013 | 3,003 | 1.3% | 170.3% |
| Foreign Exchange Transactions, Net | (8,502) | (1,048) | 1,330 | 711.3% | NMF |
| Total Other Operating Income, Net | (385) | 6,965 | 4,333 | NMF | NMF |
| Other Income & Expense, Net | 6,105 | 1,313 | 5,137 | 365.0% | 18.8% |
| **Total Other Income** | 5,720 | 8,278 | 9,470 | (30.9%) | (39.6%) |

NMF: Not meaningful

As a result of the drop in interest rates, both in Chile and the US during the second quarter, the Bank realized gains linked to fix income securities, mainly Yankee bonds. As a result the Trading & Brokerage activities increased by 1.3% over the previous quarter, and by 170.3% over the second quarter of 2001. On the other hand, as of the end of June 2002, the Bank was short in its dollar position, and as a result of a 4.0% apreciation of the US dollar in the local market, the bank showed a 711.3% increase in losses for foreign exchange transactions. This short position is hedge with peso denominated securities indexed to the US dollar, however such instruments earned interest, are for accounting purposes are carried as interest revenue.

The Bank experienced a strong increase in other income and expenses, net between the first and second quarters of 2002 (from Ch$1,313 million to Ch$6,105 million). On a year-over-year basis, other income and expenses net showed an increase of 18.8%. During the quarter, the Bank sold some repossesed assets, which explained such increase.

9

## OPERATING EXPENSES

In the second quarter of 2002, total operating expenses slightly grew by 0.4% as compared to the first quarter of 2002 and increased by 3.8% as compared to the second quarter of 2001.

During the second quarter of 2002, both personnel salaries and expenses and administrative expenses showed decreases of 0.7% and 6.7%, compared to the prior quarter, respectively. On the other hand, depreciation and amortization, experienced a 28.8% increased as a result of the implementation of the Altamira systems.

**Operating Expenses**

|  | 2Q 2002 | 1Q 2002 | 2Q 2001 | % Change 2Q02-1Q02 | % Change 2Q02-2Q01 |
|---|---|---|---|---|---|
|  | (Millions of constant Chilean pesos of June 30, 2002 purchasing power, except percentages) | | | | |
| **Operating Expenses** | | | | | |
| Personnel Salaries & Expenses | (20,083) | (20,216) | (19,417) | (0.7%) | 3.4% |
| Administrative & Other Expenses | (13,540) | (14,512) | (14,652) | (6.7%) | (7.6%) |
| Depreciation & Amortization | (5,718) | (4,438) | (3,837) | 28.8% | 49.0% |
| Total Operating Expenses | (39,341) | (39,166) | (37,906) | 0.4% | 3.8% |
| Efficiency Ratio* | 45.40% | 47.26% | 45.63% | | |

\* Operating Expenses / (Net Interest Revenue + Income from Fees & Services + Other Operating Income)

When comparing the second quarter of 2002 with the same quarter of 2001, personnel salaries and expenses increased by 3.4%, while administrative and other expenses decreased by 7.6%.

Since operating costs were stable between the first and second quarters of 2002, and net interest revenue grew significantly, the Bank was able to improve its efficiency ratio from 47.3% to 45.4%. The efficiency ratio was 45.6% in the second quarter of 2001.

## LOSS FROM PRICE-LEVEL RESTATEMENT

The net effect of the inflation adjustment for non-monetary assets and liabilities lead to a loss of Ch$2,518 million for the second quarter of 2002.

## INCOME TAXES

The Bank paid income tax Ch$6,390 million during the second quarter of 2002, having used up it's tax credit which was linked to the retirement of the Bank's subordinated debt that arose during the financial crisis of the early eighties.

## SHAREHOLDERS' EQUITY

As of June 30, 2002, the Bank's shareholders' equity totaled Ch$490,126 million including net income for the first half of the year. As of June 30, 2002, the Bank's Basle and Tier I capital ratios were 12.9% and 6.3%, respectively, as compared to 12.7% and 6.4% as of March 31, 2002. These figures are well above the 8% and 3% respective minima required by Chilean banking regulations.

## RATINGS

|  | Moody's | Standard & Poor's |
|---|---|---|

| | | |
|---|---|---|
| Long term foreign currency debt | A2 | A- |
| Long term foreign currency sub debt | A2 | BBB+ |

11

## Second Quarter 2002 Financial Highlights

|  | Quarter Ended | | | Year-to-date | |
|---|---|---|---|---|---|
|  | Jun 30, 2002 | Mar 31, 2002 | Jun 30, 2001 | Jun 30, 2002 | Jun 30, 2001 |
|  | (Nominal Chilean pesos at the end of each period, except percentages) | | | | |

### Market Analysis

|  | Jun 30, 2002 | Mar 31, 2002 | Jun 30, 2001 | Jun 30, 2002 | Jun 30, 2001 |
|---|---|---|---|---|---|
| Shares Outstanding (Millions) | 98.934 | 98.934 | 98.934 | 98.934 | 98.934 |
| ADS Outstanding (Millions) | 95,22 | 95,22 | 95,22 | 95,22 | 95,22 |
| Shares per ADS | 1.039 | 1.039 | 1.039 | 1.039 | 1.039 |
| Price per ADS (US$, at close of period) | 17,35 | 20,11 | 22,81 | 17,35 | 22,81 |
| Exchange Rate (US$ / Ch$) | 697,62 | 664,44 | 626,65 | 697,62 | 626,65 |
| Market Capitalization (US$ millions) | 1.652 | 1.915 | 2.172 | 1.652 | 2.172 |
|  |  |  |  |  |  |
| Earnings per ADS (US$) | 0,54 | 0,50 | 0,57 | 1,04 | 1,10 |
| Book Value per ADS (US$) | 7,38 | 7,20 | 8,17 | 7,38 | 8,17 |
| Price to Earnings Multiple (annualized) | 8,1x | 10,0x | 10,0x | 8,4x | 10,4x |
| Price to Book Value Multiple | 2,4x | 2,8x | 2,8x | 2,4x | 2,8x |
|  |  |  |  |  |  |
| Dividend per ADS (US$) | NA | NA | NA | 2,07 | 2,20 |
| Dividend Payout Ratio | NA | NA | NA | 100% | 100% |
| Dividend Yield * | NA | NA | NA | 11,95% | 9,64% |

* Projected. Banks only pay dividens once a year.

# BANCO SANTIAGO & SUBSIDIARIES
## Consolidated Financial Information
Millions of constant Chilean pesos of 06/30/02 purchasing power and thousands of US dollars at the 06/30/02 exchange rate of 697.62

| | 2Q 2002 | 1Q 2002 | 2Q 2001 | YTD 2002 | YTD 2002 |
|---|---|---|---|---|---|
| | | Ch$ Millions | | | US$ Thousands |
| **SELECTED INCOME STATEMENT DATA** | | | | | |
| Interest Revenue | 158,173 | 112,462 | 166,368 | 269,522 | 386,345 |
| Interest Expense | (82,551) | (48,239) | (100,084) | (130,312) | (186,795) |
| Net Interest Revenue | 75,622 | 64,223 | 66,284 | 139,210 | 199,550 |
| Provisions for Loan Losses | (8,947) | (12,954) | (12,629) | (21,773) | (31,210) |
| Total Income from Fees & Services, Net | 11,424 | 11,678 | 12,459 | 22,987 | 32,951 |
| Other Operating Income, Net | (385) | 6,965 | 4,333 | 6,511 | 9,333 |
| Loan Loss Recoveries | 3,194 | 3,645 | 1,987 | 6,803 | 9,752 |
| Other Income & Expense, Net | 6,105 | 1,313 | 5,137 | 7,404 | 10,613 |
| Operating Expenses | (39,341) | (39,166) | (37,906) | (78,119) | (111,979) |
| Loss from Price Level Restatement | (2,518) | 1,532 | (3,517) | (1,001) | (1,435) |
| Income Before Tax | 41,960 | 33,591 | 34,161 | 75,219 | 107,822 |
| Income Tax | (6,390) | (1,861) | (14) | (8,233) | (11,802) |
| Net Income | 35,570 | 31,730 | 34,147 | 66,986 | 96,021 |
| **SELECTED BALANCE SHEET DATA** | | | | | |
| Cash and Due from Banks | 627,055 | 590,306 | 686,373 | | 898,849 |
| Financial Investments | 908,709 | 893,673 | 823,522 | | 1,302,585 |
| Loans, Net | 5,073,054 | 5,029,877 | 4,884,666 | | 7,271,945 |
| Loan Loss Reserves | (94,443) | (96,632) | (91,289) | | (135,379) |
| Total Assets | 6,968,150 | 6,914,259 | 7,129,496 | | 9,988,461 |
| Deposits | 3,733,571 | 3,657,713 | 3,599,606 | | 5,351,869 |
| Other Interest Bearing Liabilities | 2,220,672 | 2,198,662 | 2,174,074 | | 3,183,211 |
| Shareholders' Equity | 490,126 | 455,409 | 487,787 | | 702,569 |
| **FINANCIAL RATIOS** | | | | | |
| **Profitability & Efficiency** | | | | | |
| Net Interest Margin (1) | 5.04% | 4.17% | 4.79% | 4.60% | |
| Return on Average Assets (1) | 2.08% | 1.82% | 2.13% | 2.21% | |
| Return on Average Equity (1) | 28.49% | 22.73% | 28.62% | 25.46% | |
| Efficiency Ratio | 45.40% | 47.26% | 45.63% | 46.30% | |
| Operating Expenses / Average Total Assets (1) | 2.30% | 2.24% | 2.36% | 2.27% | |
| **Capital Adequacy** | | | | | |
| Basle Ratio | 12.88% | 12.72% | 11.25% | | |
| Tier I Capital | 6.33% | 6.42% | 6.19% | | |
| Tier II Capital | 6.55% | 6.30% | 5.06% | | |
| **Asset Quality** | | | | | |
| Non-performing Loans / Total Loans (2) | 2.21% | 1.82% | 2.26% | | |
| Past Due Loans / Total Loans (3) | 1.33% | 1.34% | 1.33% | | |
| Loan Loss Reserves / Total Loans | 1.83% | 1.88% | 1.83% | | |
| Loan Loss Reserves / Past Due Loans | 137.23% | 143.51% | 137.84% | | |
| Official Risk Index (4) | 1.35% | 1.35% | 1.32% | | |

1) Ratios have been annualized and are not necessarily indicative of full year values.
2) Non-performing loans include all loans that are one or more days overdue.
3) Past due loans include all loans that are 90 or more days overdue.
4) Unconsolidated risk index

# SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July 25, 2002

Banco Santiago

By:   Juan Pedro Santa María
      General Counsel